Exhibit 3

OWENS CORNING WORLD HEADQUARTERS
ONE OWENS CORNING PARKWAY
TOLEDO, OHIO  43659
419.248.6190

News

  Contact:       William K. Hamilton                Bradley D. Johnson
                 Media Relations                    Investor Relations
                 419/248-6190                       419/248-6952

          Owens Corning Declares Quarterly Dividend announces new shareholder rights plan

TOLEDO, Ohio, December 12, 1996 - The board of directors of
Owens Corning (NYSE, TSE: OWC) today declared a quarterly dividend of 6.25 cents per share of common stock, payable
January 15, 1997 to shareholders of record as of December
31, 1996.

The board also adopted a new shareholder rights plan to replace an existing plan that expires December 30, 1996.
The new rights plan is intended to enhance the ability of the board of directors to act in the best interest of shareholders in the event of any proposed takeover. The plan was not adopted in response to any specific effort to gain control of Owens Corning, and the board is not aware of any such effort.

Under the new plan, shareholders will receive one right to purchase one one-hundredth of a share of Series A Participating Preferred Stock, at an exercise price of $190 for each share of Owens Corning common stock held at the close of business on December 30, 1996. The rights will become exercisable in the event that any person or group acquires 15 percent or more of the company's common stock or announces a tender offer for 15 percent or more of the company's common stock.

Should any person acquire 15 percent or more of Owens Corning common stock, (other than pursuant to a tender offer for all outstanding common stock at a price and on terms determined to be fair by a majority of Owens Corning's independent directors), all rights not held by the 15 percent stockholder become rights to purchase Owens Corning common stock at a 50 percent discount.
                          - more -

                        OWENS CORNING





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The rights, which have a 10-year term, may be redeemed for
$0.01 per right by the board of directors at any time prior to the time the rights become exercisable.

Owens Corning is a world leader in high performance glass composites and building materials. The Toledo, Ohio-based company had 1995 sales of $3.6 billion and employs approximately 18,000 people in more than 30 countries. The company's website can be found at http://www.owenscorning.com.

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